Exhibit (a)(1)(O)

UNITEDHEALTH GROUP INCORPORATED

OFFER TO AMEND CERTAIN OUTSTANDING OPTIONS

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the Offer to Amend and the accompanying election form (which, together constitute the “Offer”). We urge you to read the Offer carefully, because the information in this summary is not complete and does not contain all of the information that is important to you.

1.	WHEN DOES THE OFFER COMMENCE?

The commencement date of the Offer is June 8, 2007.

2.	WHEN DOES THE OFFER EXPIRE?

The Offer will expire on July 9, 2007, at 11:59 p.m., Central Time, unless we extend the Offer. If we extend the Offer, we will send you an e-mail or other communication disclosing the extension no later than 9:00 a.m., Central Time, on the U.S. business day following the previously scheduled expiration date.

3.	HOW AND WHEN DO I TENDER MY ELIGIBLE OPTIONS?

If you choose to participate in this offer, you must log on to the Offer website at https://unh.equitybenefits.com and click on the MAKE AN ELECTION button to proceed with your election. Once you click on the MAKE AN ELECTION button, you will be directed to the first page of the personalized election form for the Offer. You may only elect to tender all or none of your eligible options. You will need to check the appropriate box to indicate whether you elect to tender all of your eligible options in accordance with the terms of the Offer. After completing the election form, you will be allowed to review the election you have made. If you are satisfied with your election, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to the Election Confirmation Statement page. Please print and keep a copy of the Election Confirmation Statement for your records. You will then be deemed to have completed the election process for tendering your eligible options.

If you are not able to submit your election electronically via the Offer website as a result of technical failures, or if you do not have access to the Offer website for any reason (including lack of Internet services), you must complete a paper election form and return it to UnitedHealth Group via facsimile to the Vice President of Employee Relations at (952) 936-3052. To obtain a paper election form, please contact HRdirect at 1-800-561-0861 (press 1, then 7).

If you decide to participate in the Offer, your election must be received by UnitedHealth Group by 11:59 p.m., Central Time, on July 9, 2007. If we extend the Offer beyond July 9, 2007, you must complete the process before the extended expiration date of the Offer.

4.	DURING WHAT PERIOD OF TIME MAY I CHANGE MY ELECTION DECISION?

You may change your previously submitted election at any time prior to 11:59 p.m., Central Time, on July 9, 2007 (or any extended expiration date of the Offer). If you would like to change your election, you must log on to the Offer website at https://unh.equitybenefits.com and complete and submit a new election form. You should print a copy of your updated Election Confirmation Statement and keep those documents with your other records for the Offer. Alternatively, you may change your existing election by completing and signing a new paper election form and returning it to UnitedHealth Group via facsimile to the Vice President of Employee Relations at (952) 936-3052.

You may change your previously submitted elections as many times as you would like prior to the expiration of the Offer.

5.	WHAT DO I DO IF I FIND AN ERROR REGARDING MY ELIGIBLE OPTIONS IN THE ELECTION FORM?

If you think there is an error in the information contained on your election form, please contact HRdirect at 1-800-561-0861 (press 1, then 7).

6.	WHAT WILL I RECEIVE FOR MY TENDERED OPTIONS?

If you participate in the Offer and UnitedHealth Group accepts your tendered options pursuant to the terms of the Offer, then:

•	The exercise price of each eligible option tendered will be increased to equal the fair market value of a share of our common stock on the option’s measurement date for accounting purposes;

•

For each eligible option tendered you will receive a cash payment, equal to the difference between the amended exercise price and the original exercise price, multiplied by the number of shares covered by such option, plus interest at a rate of 5.25% per year accruing from the expiration date of the offer until (but excluding) the cash payment date, less any applicable tax withholding; and

•	The cash payment will be payable on the first regularly scheduled payroll date in January 2008.

7.	IF I TENDER MY ELIGIBLE OPTIONS, WHEN CAN I EXERCISE THEM?

After the Offer expires, and UnitedHealth Group accepts your tendered options, we will need to enter the amended option price information into our stock option administration system for the 1998 Plan. We anticipate that the system will be unavailable during this process from July 9, 2007 until July 16, 2007, and you may not exercise your 1998 Plan options, whether impacted by the Offer or not, during this time period. We anticipate that you may exercise your amended options commencing on or about July 17, 2007.

8.	WHAT ARE SOME OF THE KEY DATES TO REMEMBER?

The commencement date of the offer is June 8, 2007.

The offer expires at 11:59 p.m., Central Time, on July 9, 2007 (unless we extend it).

The eligible options for which you have elected to accept this offer will be amended on the amendment date and time (following the expiration of the offer), which is expected to be July 9, 2007 (unless we extend the offer).

The cash payment will be made on the first regularly scheduled payroll date in January 2008.

9.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should contact HRdirect at 1-800-561-0861 (press 1, then 7).